March 12, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20543

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

This letter responds to oral comments received from you on Monday, February 23, 2015 regarding the preliminary proxy statement on Schedule 14A filed by the BMO Micro-Cap Fund (the “Fund”) on Tuesday, February 17, 2015.

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statement.

BMO Micro-Cap Fund Proxy Statement

1.	Comment: Please supplementally confirm that the proxy statement discloses the potential tax ramifications of the Fund’s liquidation on any individual retirement accounts (“IRAs”).

Response: The Registrant supplementally confirms that the proxy statement discloses the potential tax ramifications of the Fund’s liquidation on IRAs under “Proposal 1: Approval an of Articles Amendment to Liquidate and Dissolve the BMO Micro-Cap Fund—Material Federal Income Tax Considerations and Other Aspects of the Liquidation.”

Ms. O’Neal-Johnson

March 12, 2015

2.	Comment: Please confirm that the Fund will stay current on all filings.

Response: The Registrant supplementally confirms that the Fund will stay current on all filings.

3.	Comment: Please confirm that the Fund will try to locate all shareholders.

Response: The Registrant supplementally confirms that the Fund will try to locate all shareholders. The Fund does not anticipate being unable to locate shareholders.

4.	Comment: Please confirm that the Fund will decide on the collectability of all receivables and that it will fold into its liquidation costs anything that it believes will not be collected.

Response: The Registrant supplementally confirms that it will determine the collectability of all receivables and will fold anything that is not collected into the Fund’s respective liquidation costs.

5.	Comment: Please include an estimate of the liquidation costs.

Response: The Registrant respectfully declines to include an estimate of the liquidation costs because it does not believe that Schedule 14A requires such disclosure. Additionally, as noted under “Summary of the Plan of Liquidation – Expenses,” the Adviser or an affiliate will pay all costs incurred in carrying out the Plan of Liquidation, and shareholders of the Fund will not bear any of those costs.

6.	Comment: Please advise whether the Codification Topic 450 and Financial Accounting Standards Board – FAS 5 will be used in accounting for the liquidation.

Response: The Registrant supplementally advises that it is unaware of any loss contingencies relating to the Fund at this time. The intent is to have the expenses accrued sufficiently at the time of liquidation. Any shortfall in the accruals will be covered by the Adviser.

7.	Comment: Please supplementally confirm whether the Fund has any receivables.

Response: The Registrant supplementally confirms that the Fund does have receivables, which the Fund will determine prior to deciding the collectability of such receivables as discussed above.

8.	Comment: Please supplementally confirm that the Registrant has determined whether applicable state law requires shareholder approval of the Fund’s liquidation.

Ms. O’Neal-Johnson

March 12, 2015

Response: The Registrant is an open-end, management investment company that was established as a Wisconsin corporation and is, therefore, subject to the Wisconsin Business Corporation Law (the “WBCL”).

Under the WBCL, to liquidate and dissolve the Fund, the Registrant must file an amendment to its Articles of Incorporation, as amended (the “Articles”), terminating the Fund as a series of the Registrant. Pursuant to Section 180.1003 of the WBCL, the Registrant must obtain approval from the Registrant’s board of directors and the shareholders of the Fund to file an amendment to the Articles terminating the Fund.

Therefore, the Registrant supplementally confirms that the WBCL requires shareholder approval of the Fund’s liquidation and intends to file a definitive proxy statement on or about March 12, 2015 to solicit shareholder approval of the amendment to the Articles, as required by Section 180.1003 of the WBCL.

9.	Comment: Please supplementally confirm that the Fund will stop selling its shares upon liquidation.

Response: The Registrant supplementally confirms that the Fund will stop selling its shares upon liquidation.

10.	Comment: Please supplementally confirm that the definitive proxy statement will be complete upon filing.

Response: The Registrant supplementally confirms that the definitive proxy statement is complete.

11.	Comment: Please include the approximate solicitation costs.

Response: The Registrant respectfully responds that, as stated under “Other Information – Method and Cost of Proxy Solicitation,” the Registrant’s officers or employees, the Fund’s investment adviser, or the Fund’s transfer agent will solicit proxies and will not receive compensation for these services. Additionally, the Registrant notes that Item 4(a)(3) of Schedule 14A only requires disclosure of the cost or anticipated cost of solicitation if the solicitation will be made by specially engaged employees or paid solicitors. Because the Registrant has no current intention to utilize specially engaged employees or paid solicitors in connection with the liquidation, the Registrant respectfully declines to add this disclosure.

12.	Comment: Please include the dates of the most recent annual and semi-annual reports referenced on page eight of the proxy statement.

Response: The Registrant has added the requested disclosure.

Ms. O’Neal-Johnson

March 12, 2015

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If you have any questions regarding these responses, please contact the undersigned at 414-287-9603.

Very truly yours, GODFREY & KAHN, S.C. /s/ Laura A. Bautista Laura A. Bautista

cc: Working Group